UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated February 20, 2007

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosures: Rhodia's press releases

PRESS RELEASE

RHODIA ANNOUNCES PRELIMINARY RESULTS AND ACCEPTANCE OF DEBT TENDER OFFER

Paris – February 15th, 2007----- Rhodia is pleased to announce the preliminary results of the cash tender offer and consent solicitation for any and all of its $420,875,000 outstanding 10¼% Senior Notes due 2010 (the “Notes”). As at the Consent Deadline, Rhodia has received valid offers to tender $413,812,000 in principal amount of Notes. This represents 98.3% of current outstandings. Rhodia has therefore passed the voting thresholds required to facilitate the Proposed Amendments. Rhodia will finance the tender offer and consent solicitation with available cash and the proceeds from disposals of various assets.

Rhodia will settle all bonds tendered at or prior to the Consent Deadline on the Early Settlement Date, being February 16, 2007. Holders who tendered their Notes at or prior to the Consent Deadline will receive the Total Consideration plus accrued interest on the Early Settlement Date. Holders who tender their Notes after the Consent Deadline will be eligible to receive only the Tender Consideration plus accrued interest on the Final Settlement Date, which is expected to be March 2, 2007.

Pricing of the tender offer will occur on the Price Determination Date, being at or around 10:00 a.m., New York time – today – February 15th, 2007.

The tender offer is scheduled to expire at midnight, New York time, on March 1, 2007, unless extended. The remaining tender offer timeline is as follows:

Date	Calendar Date
Price Determination Date	February 15, 2007, at or around 10:00 a.m., New York time
Early Settlement Date	February 16, 2007
Expiration Date	March 1, 2007, at midnight, New York time
Final Acceptance Date	One business day following the Expiration Date and is expected to be March 2, 2007
Final Settlement Date	Expected to be March 2, 2007

The tender offer and consent solicitation are being made pursuant to an Offer to Purchase and Consent Solicitation Statement dated February 1, 2007 (the “Offer to Purchase”). The tender offer and consent solicitation are being conducted electronically via the Depository Trust Company (“DTC”).

Requests for information in relation to the tender offer should be directed to:
Sole Dealer Manager Credit Suisse (New York) Liability Management Group Tel: (Toll Free): +1 (800) 820 1653 Tel: (Collect): +1 (212) 538 0652	New York Tender Agent and Information Agent D.F. King & Co., Inc. Tel: (Collect for banks and brokers) +1 (212) 269 5550 Tel: (Toll Free for all others) +1 (800) 859 8511
Luxembourg Tender Agent The Bank of New York (Luxembourg) S.A. Attention: Sarah Taylor Telephone: +44 (0) 20 7964 8849 Fax: +44 (0) 20 7964 6399 Email: sarah.x.taylor@bankofny.com	Attention: Peter Malcolm Telephone: +44 (0) 20 7964 6705 Fax: +44 (0) 20 7964 6399 Email: pmalcolm@bankofny.com

None of Rhodia, the trustees or paying agents for the Notes, the Sole Dealer Manager, or any other party involved in the tender offer and the consent solicitation makes any recommendation about whether holders should tender their Notes.  This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The tender offer and the consent solicitation are being made solely by the Offer to Purchase.  Holders should refer to the Offer to Purchase for the complete terms of the tender offer and consent solicitation described herein.

Payment for Notes validly tendered pursuant to the tender offer is subject to the satisfaction of certain conditions, as more fully described in the Offer to Purchase.  Rhodia reserves the right, in its sole discretion, to waive any and all conditions to the offer.  Rhodia may amend the terms of the tender offer and consent solicitation in any respect and any amendment to the Offer or the Consent Solicitation will apply to all Notes tendered regardless of when or in what order such Notes were tendered.

THE TENDER OFFER IS NOT OPEN TO BONDHOLDERS DOMICILED IN THE REPUBLIC OF ITALY. OTHER RESTRICTIONS APPLY.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The tender offer and consent solicitation are being made solely by the Offer to Purchase and Consent Solicitation Statement dated February 1, 2007.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  This notice is issued pursuant to Rule 135c of the Securities Act of 1933.

This announcement does not, and shall not in any circumstances, constitute a public offering or tender offer in France nor an invitation to the public in France in connection with any offering. Offers and sales of securities in France will be made in the context of a private placement to (i) providers of investment services relating to portfolio management for the account of third parties, (ii) qualified investors (investisseurs qualifiés) acting for their own account and/or (iii) a limited group of investors (cercle restreint d'investisseurs) as defined in and in accordance with articles L.411-1, L.411-2, D.411-1 and D.411.2 of the French Code monétaire et financier.  No offering documentation has been submitted, nor will be submitted, to the clearance procedures of the French Autorité des Marchés Financiers (the "AMF"), nor has been used or may be used in connection with any offer to the public to purchase or sell any securities in France. The direct and indirect distribution or sale to the public of the Notes acquired by prospective investors may only be made in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621.8-3 of the French Code monétaire et financier.

This communication is for distribution only to persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order") or (iii) are persons falling within Article 43 of the Financial Promotion Order or (iv) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order or (v) are persons to whom the Offer to Purchase and Consent Solicitation Statement and such other offer material can lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This communication is only directed at relevant persons and must not be acted on or relied on by persons other than relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Stabilisation/FSA.

The tender offer is not being made, directly or indirectly, in the Republic of Italy and has not been submitted to the clearance procedure of the Commissione Nazionale per le società e la Borsa (CONSOB) or the Bank of Italy pursuant to applicable Italian laws and regulations nor is being carried out under any available exemption to the solicitation to the public requirement under applicable Italian laws and regulations. Accordingly, noteholders are hereby notified that, to the extent such holders are Italian residents or persons located in the Republic of Italy, the tender offer is not available to them and they may not tender Notes, and as such, any offers to sell received from such persons shall be ineffective and void. Neither this announcement, Offer to Purchase and Consent Solicitation Statement nor any other offering material relating to the tender offer may be distributed or made available in the Republic of Italy.

RHODIA ANNOUNCES PRICING OF ITS DEBT TENDER OFFER

Paris – February 15th, 2007

Rhodia has priced the cash tender offer and consent solicitation for any and all of its $420,875,000 outstanding 10¼% Senior Notes due 2010 (the “Notes”). As at the Consent Deadline, Rhodia has received valid offers to tender $413,812,000 in principal amount of Notes. This represents 98.3% of current outstandings. Rhodia has therefore passed the voting thresholds required to facilitate the Proposed Amendments.

At 10:00 a.m., New York time, on February 15, 2007, the tender was priced as follows:

Security Description	Reference Security Yield	Fixed Spread	Tender Offer Yield	Total Consideration	Consent Payment	Tender Consideration*
				(per $1,000 principal amount)
$420,875,000 10¼% Senior Notes due 2010	4.695%	50bps	5.195%	$1,150.99	$30.00	$1,120.99
* Total Consideration minus the Consent Payment

Holders who tendered their Notes at or prior to the Consent Deadline will receive the Total Consideration, plus accrued interest, on the Early Settlement Date. Holders who tender their Notes after the Consent Deadline will be eligible to receive only the Tender Consideration, plus accrued interest, on the Final Settlement Date, which is expected to be March 2, 2007.

Summary of future relevant dates:

Date	Calendar Date
Early Settlement Date	February 16, 2007
Expiration Date	March 1, 2007, at midnight, New York time
Final Acceptance Date	One business day following the Expiration Date and is expected to be March 2, 2007
Final Settlement Date	Expected to be March 2, 2007

The tender offer and the consent solicitation are being made pursuant to an Offer to Purchase and Consent Solicitation Statement dated February 1, 2007, (the “Offer to Purchase”) and conducted electronically via the Depositary Trust Company (“DTC”).

Requests for information in relation to the tender offer should be directed to:
Sole Dealer Manager Credit Suisse (New York) Liability Management Group Tel: (Toll Free): +1 (800) 820 1653 Tel: (Collect): +1 (212) 538 0652	Luxembourg Tender Agent Bank of New York Corporate Trust Services Tel: +44 (0)20 7964 8849 Tel: +44 (0)20 7964 6705 Fax: +44 (0) 20 7964 6399 sarah.x.taylor@bankofny.com pmalcolm@bankofny.com	New York Tender Agent, Depository Agent & Information Agent D.F. King & Co., Inc. Tel: (Collect for banks and brokers) +1 (212) 269 5550 Tel: (Toll Free for all others) +1 (800) 859 8511

None of Rhodia, the trustees or paying agents for the Notes, the Sole Dealer Manager, or any other party involved in the tender offer and the consent solicitation makes any recommendation about whether holders should tender their Notes. This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The tender offer and the consent solicitation are being made solely by the Offer to Purchase. Holders should refer to the Offer to Purchase for the complete terms of the tender offer and consent solicitation described herein.

Payment for Notes validly tendered pursuant to the tender offer is subject to the satisfaction of certain conditions, as more fully described in the Offer to Purchase. Rhodia reserves the right, in its sole discretion, to waive any and all conditions to the offer. Rhodia may amend the terms of the tender offer and consent solicitation in any respect and any amendment to the Offer or the Consent Solicitation will apply to all Notes tendered regardless of when or in what order such Notes were tendered.

THE TENDER OFFER IS NOT OPEN TO BONDHOLDERS DOMICILED IN THE REPUBLIC OF ITALY. OTHER RESTRICTIONS APPLY.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The tender offer and consent solicitation are being made solely by the Offer to Purchase and Consent Solicitation Statement dated February 1, 2007.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  This notice is issued pursuant to Rule 135c of the Securities Act of 1933.

This announcement does not, and shall not in any circumstances, constitute a public offering or tender offer in France nor an invitation to the public in France in connection with any offering. Offers and sales of securities in France will be made in the context of a private placement to (i) providers of investment services relating to portfolio management for the account of third parties, (ii) qualified investors (investisseurs qualifiés) acting for their own account and/or (iii) a limited group of investors (cercle restreint d'investisseurs) as defined in and in accordance with articles L.411-1, L.411-2, D.411-1 and D.411.2 of the French Code monétaire et financier.  No offering documentation has been submitted, nor will be submitted, to the clearance procedures of the French Autorité des marchés financiers (the "AMF"), nor has been used or may be used in connection with any offer to the public to purchase or sell any securities in France. The direct and indirect distribution or sale to the public of the Notes acquired by prospective investors may only be made in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621.8-3 of the French Code monétaire et financier.

This communication is for distribution only to persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order") or (iii) are persons falling within Article 43 of the Financial Promotion Order or (iv) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order or (v) are persons to whom the Offer to Purchase and Consent Solicitation Statement and such other offer material can lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This communication is only directed at relevant persons and must not be acted on or relied on by persons other than relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Stabilisation/FSA.

The tender offer is not being made, directly or indirectly, in the Republic of Italy and has not been submitted to the clearance procedure of the Commissione Nazionale per le società e la Borsa (CONSOB) or the Bank of Italy pursuant to applicable Italian laws and regulations nor is being carried out under any available exemption to the solicitation to the public requirement under applicable Italian laws and regulations. Accordingly, noteholders are hereby notified that, to the extent such holders are Italian residents or persons located in the Republic of Italy, the tender offer is not available to them and they may not tender Notes, and as such, any offers to sell received from such persons shall be ineffective and void. Neither this  announcement, Offer to Purchase and Consent Solicitation Statement nor any other offering material relating to the tender offer may be distributed or made available in the Republic of Italy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2007	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer